

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 21, 2006

Mr. David H. Brett
President and Chief Executive Officer
Cusac Gold Mines Ltd.
911-470 Granville Street
Vancouver, B.C. V6C 1V5

> **Re:** **Cusac Gold Mines Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed July 14, 2005**
> **Response letter dated February 2, 2006**
> **File No. 000-13548**

Dear Mr. Brett:

We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 6

1.   We have read your response to prior comments 3 and 4, pertaining to various measures of cash flow reported in your filing, and understand that you propose to revise your cash flow statements to report share issuance costs incurred in conjunction with the issuance of flow-through shares as a financing cash outflow, while continuing to exclude cash inflows from the issuance of flow-through shares. The presentation you suggest appears to differ from guidance in Sections 1540.19(a) and 1540.07 of the CICA Handbook, whereas cash inflows from issuing equity instruments are reported in the financing section, and changes in the restricted cash balance are recorded in the investing section; it appears that you have reported these changes in the operating section. Under this approach, we believe that changes in the restricted cash balance would be most

appropriately shown as a separate line item (you may report increases and decreases on separate line items). For purposes of reporting under U.S. GAAP, please include disclosure explaining that for Canadian GAAP purposes, you have included activity in your statements of cash flows for both restricted and unrestricted cash, with the effect of reporting increases in your restricted cash balance as an investing cash outflow, even in periods that such cash is not expended; while reporting decreases in your restricted cash balance as an investing cash inflow that will effectively offset actual cash outflows in periods that restricted cash is expended (although you will report this activity on a separate line item, and the actual cash outflow may or may not be reported within the investing section of the cash flow statements). The amount of actual cash flows, restricted and unrestricted alike, in each category and for each period, should be clear. Please contact us by telephone if you require further clarification or guidance.

Note 4 – Resource Properties, page 14

2.   We note your response to prior comment 5 in which you provided the Preliminary Feasibility Study on The Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, B.C. (Pre-feasibility Study). Given the concerns about your Pre-feasibility Study outlined below, we will defer our review of your impairment testing until we have determined that your Pre-feasibility Study is acceptable.

Engineering Comments

Pre-feasibility Study

3.   A review of the resource estimates for the Rory Vein indicates a significant variance in both tonnage and grade occurs between the resource estimates as prepared by Dale Sketchley and Dennis Bergen. For the Rory Vein ore blocks 1, 14, 18, 19, 21, 22, 29, 30, 33 and 35 provide the following: Drill hole logs, geologic description, core recovery, assay reports, and the block composite calculations. Provide an explanation of the criteria used to segregate ore and waste as the ore blocks were re-composited.

4.   The cutoff grade calculation as presented within the Pre-feasibility Study does not sum the costs for the Rory incremental material and the East Bain vein, correctly. In addition the overhead costs should be the same for all materials mined. Incremental material, defined as below cutoff grade of 0.30 OPT, may represent a significant portion of the material mined. Please explain this reduction in the

incremental mining costs. Provide information, sources, and the effective date of the cost estimates.

5.   A 15 % operating cost contingency is very low for a Pre-feasibility Study (25 - 30 % is more likely) and may be more appropriate for a capital cost contingency. Please explain the rational for this level of precision, provide historical mine/processing operational and maintenance costs to support these estimates.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief